767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

August 27, 2021

VIA EDGAR TRANSMISSION

Tony Watson

Angela Lumley

Stacey K. Peikin

Mara Ransom

Staff Attorneys

Office of Trade & Service

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Portillo’s Inc.

Draft Registration Statement on Form S-1

Submitted July 19, 2021

CIK No. 0001871509

Dear Mr. Watson, Ms. Lumley, Ms. Peikin and Ms. Ransom:

On behalf of our client, Portillo’s Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated August 16, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001871509) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Confidential Draft Registration Statement on Form S-1 submitted July 19, 2021

Prospectus Summary

Portillo’s: Prepare to Get Obsessed, page 1

1.

Provide the basis for the statements on page 1 that “Our restaurants generated best-in-class AUVs and Restaurant-Level EBITDA Margins” (emphasis added) and on page 2 that the Company’s Restaurant-Level EBITDA Margin is industry-leading. Provide similar disclosure throughout the prospectus.

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 2

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 9, 10, 82, 85, 102, and 110 accordingly to note that such statements are based on data gathered by The NPD Group, Inc.

2.

We note the disclosure in the penultimate and final paragraphs on page 1 and throughout the prospectus using data from 2019. Revise to provide similar data for 2020/2021 and clarify whether this trend has continued into the time periods presented in the prospectus. Also, explain why comparing your business metrics to the companies you cite is appropriate given that their business models, menus and regional presence, among other things, differs from yours.

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the prospectus accordingly. The Company respectfully advises the staff that comparing the sales by channel illustrates the size of our multi-channel business model versus well-known public company competitors in each of those specific channels within our industry. The Company notes that each of these competitors operate in the nine states that the Company operates and have menus and pricing that are comparable to the Company’s menu and pricing. The Company believes this information helps lend a better perspective for a potential investor on the size of each of these channels, regardless of the menu offerings. McDonald’s is well-known in the quick service restaurant industry for having high volume drive thru sales, which we believe is the best comparison in this channel. Chipotle is a recognized leader in the fast casual restaurant industry for having robust dine-in capabilities and sales, which we believe is the best comparison in this channel. Lastly, Domino’s is the recognized leader in delivery sales, which we believe is the best comparison in this channel.

3.

We note on page 3 your statement that the Company is “proud that Portillo’s was recently ranked the #1 restaurant company on America’s 2021 Best Midsized Employers by Forbes magazine.” Please revise the statement to clarify that Portillo’s was the highest ranked restaurant but was ranked #99 on that list overall.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 104 accordingly.

An Iconic and Beloved Brand with Obsessed Lifelong Fans, page 3

4.

We note that on page 3 your statement that “As of June 8, 2021, [y]our average Facebook post generates 10x more engagement than the average restaurant brand post, while [y]our average Twitter post generates 40x more engagement than the average restaurant brand post based on industry research.” Please expand to provide the basis for these statements.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 104 accordingly.

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 3

Proven Portability and Strong Unit Economics, page 6

5.	We note your discussion of targeted cash-on-cash returns on page 7. Expand your discussion to define “targeted cash-on-cash returns”.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 109 accordingly.

Expand Our Restaurant Base, page 8

6.

We note your statement in the last sentence of this paragraph as well as elsewhere in the prospectus that you have a substantial runway for growth with a long-term opportunity for your brand to grow to more than 600 restaurants domestically and are well-positioned for global growth in the future. Please clarify the time period by which you might grow to over 600 restaurants and discuss any specific opportunities that you currently have. In addition, expand the disclosure here and elsewhere as applicable to disclose the number of locations you have historically added each year. We note that you have a total of 67 locations currently and it appears on page 83 that you opened two new restaurants in 2020.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9, 85 and 110 accordingly.

Organizational Structure, page 10

7.

Revise the discussion regarding the Tax Receivable Agreement on page 11 and elsewhere as applicable to include estimated annual payments and how you intend to fund the required payments under the agreement. Also disclose in an appropriate section the likely impact on your liquidity from any known trends, events, or uncertainties related to the Tax Receivable Agreement payments. Please file the Tax Receivable Agreement as an exhibit or tell us why you believe it should not be filed.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12, 13, 69 and 139 accordingly. The Company will file the Tax Receivable Agreement prior to the effectiveness of the Registration Statement.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 20

8.

We note your presentation of Restaurant-Level EBITDA and Restaurant-Level EBITDA margin as non-GAAP performance measures. Please revise your reconciliation of these measures to begin with operating income which is the most directly comparable GAAP measure. Also, where you discuss the limitations of these measures on pages iv, 24 and 84-85, please add disclosure that the measures are not indicative of your overall results, and the fact that Restaurant-Level EBITDA does not accrue directly to the benefit of shareholders because corporate level expenses are excluded from the measure.

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 4

The Company acknowledges the Staff’s comment and has revised the disclosure on pages iv, 26 and 88 accordingly.

9.

We note your reconciliation of Adjusted EBITDA includes an adjustment for pre-opening expenses which represent normal, recurring, cash operating expenses necessary to operate your business. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company respectfully advises the staff that it believes the adjustment for pre-opening expenses is appropriate. The Company has considered the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations and believes this adjustment complies with Rule 100(b) of Regulation G as it does not cause the presentation of the non-GAAP measure to be misleading. The Company believes that the adjustment for pre-opening expenses in calculating Adjusted EBITDA and Adjusted EBITDA Margin is helpful to potential investors as it enhances the comparability of the Company’s operating performance for the periods presented and provides a more accurate view of the fundamental operating results and trends of the business.

Pre-opening expenses are non-capital expenditures associated with opening new restaurants prior to opening. Pre-opening expenses consist primarily of occupancy expenses, which represent rent expense recognized during the period between the date of possession of the restaurant facility and the restaurant opening date, wages, travel for the training team, food, beverage, and the initial stocking of operating supplies. Pre-opening expenses are incurred prior to the opening of a new restaurant; therefore, these costs have no corresponding revenue associated with them when incurred. Additionally, openings in new geographic market areas will initially experience higher pre-opening expenses than our established geographic market areas, such as the Chicagoland metropolitan area, where we have greater economies of scale and incur lower travel and lodging costs for our training team. The Company believes excluding these expenses allows potential investors to better understand the trends associated with our operations that can generate revenue. Given that the Company may have volatility in the number of new restaurant openings in any given period presented, not including these expenses as an adjustment will impair comparability of our fundamental operating results. As an example, for the two quarters ended June 27, 2021 and June 28, 2020, there were $2.0 million and $0.3 million, respectively, incurred for pre-opening expenses, an increase of $1.7 million or 566.7%. The Company believes that not making an adjustment in the calculation of Adjusted EBITDA for these expenses distorts the evaluation of ongoing financial performance. The Company believes these expenses should be viewed as investments being made into new restaurants, and therefore separately discussed from the operating performance. As such, pre-opening expenses appear as a separate line item on the Company’s consolidated statements of operations and the variance is discussed in

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company believes it is providing transparency to the information needed by investors to adequately assess the Company’s business performance.

Our financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic, page 26

10.

Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company’s business and operations. Please include enough detail so that investors can appreciate the discussed risk.

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 28, 29, 83 and 84 of Amendment No. 1. With respect to the Staff’s comment regarding the impact of the COVID-19 pandemic, the Company respectfully advises the Staff that it is unable to quantify the extent to which the pandemic impacted the Company’s business and operations in the year ended December 27, 2020 and the two quarters ended June 27, 2021. An analysis to quantify the extent of the impact would generally require a number of assumptions regarding the Company’s performance in the year ended December 27, 2020 and the two quarters ended June 27, 2021 in the absence of the COVID-19 pandemic, which the Company respectfully submits would not be useful to investors, and would be uncertain and potentially misleading. However, while the Company cannot separately quantify the impact of the COVID-19 pandemic on the Company’s business and operations, the Company respectfully advises the Staff that, because the Company was required to close its dining rooms for significant periods of time during both year ended December 27, 2020 and the two quarters ended June 27, 2021 and June 28, 2020 and otherwise reduce dine-in capacity, the Company believes that the pandemic did negatively impact the Company’s revenue and growth in these periods. In addition, as disclosed, the Company took measures to protect the health and safety of the Company’s team members and guests, which resulted in increased operating costs for both the year ended December 27, 2020 and the two quarters ended June 27, 2021 and June 28, 2020. The Company has also added to disclosure to provide information on the amount invested to protect the health and safety, and boost the morale, of the Company’s team members. Additionally, the Company has included same-restaurant sales information for each month in 2020, which shows the decline in same- restaurant sales as compared to same month in 2019. As a result, the Company respectfully submits to the Staff that its quantitative disclosure and qualitative explanation of the impact on the Company’s business and operations is useful to investors.

In certain cases, payments under the Tax Receivable Agreement to the TRA Parties may be accelerated, page 46

11.

Please briefly describe the “certain mergers, assets sales, other forms of business combinations or other changes of control” that would accelerate payments under the Tax Receivable Agreement, and disclose the amount that would become due under the Tax Receivable Agreement under present conditions, if estimable.

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 6

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company advises that the Tax Receivable Agreement has not yet been finalized and that the Company will provide disclosure addressing the Staff’s comment prior to effectiveness of the Registration Statement.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware, page 59

12.

We note here and on page 142 that your forum selection in your certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please tell us whether and to what extent this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act, please revise the disclosure to inform investors that the provision does not apply to any actions arising under the Exchange Act. Also, clarify your statement that the federal exclusive forum provision for Securities Act claims “will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act...,” to help us understand the intent of this language.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 61, 62, 151 and 152 accordingly to clarify that the exclusive forum provision does not apply to actions arising under the Exchange Act.

Capitalization, page 71

13.	Please remove your redeemable preferred LLC units from the equity section of the table.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Growth Strategies and Outlook, page 81

14.

You acknowledge the risk elsewhere that your ability to open additional restaurants in 2021 may be hindered by the COVID-19 pandemic. Revise to acknowledge as much where you discuss your intent to expand your restaurant base.

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 7

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9, 85 and 110 accordingly.

Key Performance Indicators, page 83

15.	For each key performance indicator, revise the disclosures here to include or clarify the following information:

•	How it is calculated, including any estimates or assumptions underlying the metric or its calculation (e.g., new restaurant openings);

•	The reasons why the metric provides useful information to investors; and

•	How management uses the metric in managing or monitoring the performance of the business.

For guidance, refer to SEC Release No. 33-10751.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 85, 87 and 88 accordingly.

16.

We note the discussion on targeted cash-on-cash returns on page 7. To the extent that targeted cash-on-cash returns is a key performance indicator, revise the disclosure in this section and quantify the measure in the chart.

The Company respectfully advises the staff that the targeted cash-on-cash returns metric disclosed in the Registration Statement is not a key performance indicator that management uses to regularly evaluate our business, measure our performance or develop financial forecasts. The Company disclosed this metric to assist potential investors in understanding management’s evaluation of potential new restaurant investments. The Company believes including this metric provides additional transparency on the targeted investment returns in the future.

Results of Operations, page 87

17.

Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each factor should be described in quantified terms. Refer to Item 303(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 91-94 accordingly.

Business

2020 Sales Mix, page 99

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 8

18.

Elaborate upon your discussion of sales by channel to quantify those sales made via digital means. In this regard, you quantify this information by number of orders elsewhere in your prospectus but only for the period ended June 30, 2021.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 106 accordingly.

Amended Portillo’s OpCo Agreement, page 128

19.	File the Amended LLC Agreement as an exhibit or tell us why you believe it should not be filed.

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company advises that the Amended LLC Agreement has not yet been finalized and that the Company will file the Amended LLC Agreement prior to the effectiveness of the Registration Statement.

Certain Relationships and Related Party Transactions

Reorganization Agreement, page 128

20.	Provide a more detailed summary of the Reorganization Agreement. Please file the Reorganization Agreement as an exhibit or tell us why you believe it should not be filed.

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company advises that the Reorganization Agreement has not yet been finalized and that the Company will file the Reorganization Agreement prior to the effectiveness of the Registration Statement.

Consulting Agreement, page 132

21.	Update to disclose whether the Consulting Agreement with Mr. Portillo was extended beyond July 2021 and file the agreement as an exhibit or tell us why you believe it should not be filed.

The Company acknowledges the Staff’s comment and advises that he Consulting Agreement terminated on July 31, 2021 and has not been renewed. We do not plan to file the exhibit as the Company does not consider this to be a material contract to an investment in the Company.

Registration Rights Agreement, page 132

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 9

22.

Provide a summary of the Registration Rights Agreement both here and under “The Offering” on page 16. Please file the Registration Rights Agreement as an exhibit or tell us why you believe it should not be filed.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not finalized the Registration Rights Agreement with investors. The Company will provide a summary of the Registration Rights Agreement and will file the form of the registration rights agreement prior to the effectiveness of the Registration Statement.

Consolidated Statement of Operations, page F-4

23.

Please tell us your consideration of the guidance in the Interpretive Response to SAB Topic 6:B related to presenting income or loss applicable to common units on the face of the statement of operations.

The Company acknowledges the Staff’s comment and has presented net income (loss) attributable to common unit holders on the face of the consolidated statements of operations.

Consolidated Statements of Changes in Redeemable Preferred Units and Common Equity, page F-5

24.

We note your disclosure here and in the third paragraph on page F-19. Please tell us your consideration of the guidance in the Interpretive Response to Question 1 of SAB Topic 3:C related to recording the changes in the redemption value of preferred units to retained earnings.

The Company acknowledges the Staff’s comment and has revised its recording of the changes in the redemption value of preferred units to retained earnings in accordance with the guidance in Question 1 of SAB Topic 3:C as follows:

•

On page F-5, the Company has reclassified $50.3 million of Changes in redemption value of preferred units from the December 31, 2018 beginning balance of Additional Paid-In-Capital (“APIC”) to Retained Earnings in the Consolidated Statements of Changes in Redeemable Preferred Units and Common Equity.

•

On page F-5 for the years ended December 29, 2019 and December 27, 2020, reclassified $5.8 million and 12.3 million, respectively, of Changes in redemption value of preferred units from APIC to Retained Earnings in the Consolidated Statements of Changes in Redeemable Preferred Units and Common Equity.

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 10

•	On Page F-3, updated the ending balance of both APIC and Retained Earnings as of December 27, 2020 and December 29, 2019 to reflect the reclassifications described above.

The Company has revised the disclosure in Note 9 of the consolidated financial statements to remove the reference to the December 27, 2020 amount of $102.9 million and the December 29, 2019 amount of $82.3 million, for amounts previously recorded for accumulated Preferred Yield recorded against APIC and included in Note 2 to the consolidated financial statements as of and for the years ending December 27, 2020 and December 29, 2019 included in Amendment No. 1 the following disclosure:

The Company has revised its previously presented consolidated financial statements as of and for the periods ended December 27, 2020 and December 29, 2019 to properly reflect that the increases in the carrying amount of Redeemable Preferred Units shall be charged against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. For the years ended December 27, 2020 and December 29, 2019, $12.3 and $5.8 million were reclassed from additional paid-in-capital to retained earnings, respectively. Additionally, $50.3 million was reclassified from the December 31, 2018 beginning balance of additional paid-in-capital to retained earnings. The effect of the errors did not impact Total Assets, Total Liabilities, Total Common Equity, the Consolidated Statement of Operations or the Consolidated Statements of Cashflows. In accordance with FASB ASC 250 Accounting Changes and Error Corrections, the Company evaluated the error from quantitative and qualitative perspectives and concluded it was immaterial to the Company’s financial statements.

The Company evaluated the misstatements outlined above using the guidance in Section M - Materiality to Topic 1 of the Staff Accounting Bulletin Series. While the amounts reclassified between from APIC to Retained Earnings were quantitatively significant and capable of precise measurement, the Company does not believe the reclassifications were a material misstatement to the Company’s previously issued 2020 and 2019 consolidated financial statements for among other reasons:

•	The reclassification has no impact on Revenue, Net Income or Earnings/(loss) per common unit and thus has no impact on the revenue or earnings trends of the Company.

•

Both APIC and Retained Earnings are components of Common Equity on both the Consolidated Balance Sheet and Consolidated Statement of Redeemable Preferred Units and Common Equity, thus there is no change to the Redeemable Preferred Units, Common Equity, Total Assets or Total Liabilities reported by the Company as of December 27, 2020 and December 29 2019.

Tony Watson Angela Lumley Stacey K. Peikin Mara Ransom
Securities and Exchange Commission
August 27, 2021

Page 11

•	Additionally, reclassification did not have any impact on loan covenants, other contractual agreements or regulatory provisions and did not affect management’s compensation.

Based on the evaluation of the quantitative and qualitative factors outlined above the Company believes that the impact of the reclassification of amounts presented as “Changes in redemption value of preferred units” between additional paid-in capital and retained earnings is not a material misstatement to the Company’s previously issued 2020 and 2019 consolidated financial statements.

The Company also respectfully advises the Staff that one of the intended uses of the net proceeds from the offering will be to repay the redeemable preferred units in full.

General

25.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with a supplemental copy of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8000.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Michelle Hook

Chief Financial Officer

Portillo’s Inc.

Marc D. Jaffe, Esq.

Ian D. Schuman, Esq.

Adam J. Gelardi, Esq.

Latham & Watkins LLP